

Mail Stop 3628

October 22, 2015

<u>Via E-mail</u>
Kevin C. Ng
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, New York 10036

> **Re: Morgan Stanley Capital I Inc.**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed October 14, 2015**
> **File No. 333-206582**

Dear Mr. Ng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form of Prospectus</u>

<u>Cover Page</u>

1. We note your statement here that "[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates" and your placeholder to identify other credit enhancement, if applicable. However, your disclosure on page 29 states that "[o]ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available." Please reconcile these statements.

2. We note your bracketed disclosure on page 331 regarding a possible interest rate swap. Please include a placeholder on the cover page of the prospectus for a brief description of the interest rate swap and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

Description of the Mortgage Pool

Delinquency Information, page 147

3. We note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

    Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

                                        Sincerely,

                                        /s/ M. Hughes Bates

                                        M. Hughes Bates
                                        Special Counsel
                                        Office of Structured Finance

cc: Tejal Wadhwani, Morgan Stanley
       Kevin Blauch, Sidley Austin LLP